

May 9, 2016

<u>Via E-mail</u>
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019

> **Re:** **Omega Protein Corporation**
> **Soliciting Material on Schedule 14A filed by Wynnefield Capital, Inc. et al.**
> **Filed April 28, 2016 and May 2, 2016**
> **File No. 001-14003**

Dear Mr. Tullman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide support for the following statements:

    * "two of their four forays in their Human Nutrition space- In Con- which was intended to produce fish oil pure enough for human nutrition and Wisconsin Specialty Protein- a $60 million spend to create profitless overcapacity in the whey products business can, in our view, only be described as abject failures;"
    * "there are no indications that EBITDA margins in their other Human Nutrition acquisitions Cyvex and Bioriginal Food and Science have come even close to the historical margins the Company obtains in its Animal Nutrition segment;" and
    * "shareholders are systematically being refused the right to engage in a dialogue with the management team of a public company."

2. Please revise to characterize the following statements as your belief:

- "[i]ndeed, in keeping with its anti-shareholder bias, Omega's Board unilaterally amended and restated its Bylaws for the sole purpose of entrenching the Board and Management;"
- "Omega's exclusionary conduct on its recent conference calls should be viewed in the context of a series of its other anti-shareholder governance policies;" and
- "…recent re-writes of the Company's by-laws to further disenfranchise shareholders."

3. Where you state that "[t]he current Board of Directors has refused to even entertain a discussion" and "[your] attempt at a dialogue was met with non-responsiveness on the part of Omega," please revise to identify and describe prior discussions between Wynnefield and its affiliates and Omega. In this respect we also note your statement that Wynnefield and Omega previously engaged in settlement discussions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions